Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

November 23, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-230320; 811-23166); Response to Examiner Comments on POS 8C

Dear Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on October 22, 2020, in connection with your review of Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 11 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Post-Effective Amendment No. 5 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	The Staff notes that the Fund is relying on General Instruction A.2 of Form N-2. In order to rely on General Instruction A.2, a registrant must have timely filed all reports under Section 30 of the Investment Company Act of 1940, as amended (the “1940 Act”). Because the Fund’s annual report to shareholders for the fiscal year ended June 30, 2020 was not timely filed on Form N-CSR, the Fund is not able to rely on General Instruction A.2. Please re-file the Registration Statement including all required disclosures of Form N-2, as applicable.

The Registrant notes the Staff’s comment and confirms that the Revised Registration Statement has been amended accordingly to include all required disclosures of Form N-2, as applicable.

2.	Page 5 of the Prospectus states that the Fund has not issued any shares of preferred stock. The Staff notes that since this filing, the Fund has filed a supplement offering preferred shares. Please revise as appropriate and include disclosure setting forth the consequence to common shareholders of issuing preferred shares, including, for example, diminished voting rights and income preference and increased expenses.

The Revised Registration Statement has been updated accordingly, including the addition of disclosure setting forth the consequences to common shareholders, to reflect that the Fund has now issued preferred stock.

3.	In comparing the “Principal Investment Strategies and Policies” section beginning on page 6 of the Prospectus with the Fund’s previous N-2 filing, language has been removed regarding hedging and swaps, which still appears later in the Prospectus. Please explain why this disclosure was removed since it still appears to be a part of the Fund’s strategy.

The Registrant confirms that the “Principal Investment Strategies and Policies” section has been updated in the Revised Registration Statement to include the above referenced language related to hedging and swaps, which was included in the Fund’s previous N-2 filings.

4.	Please include pricing information for the quarter ended September 30, 2020 in the table under the section entitled “Market and Net Asset Value Information” in the Prospectus.

The Registrant confirms that the pricing information has been updated as of September 30, 2020 in the Revised Registration Statement.

5.	The section entitled “Use of Proceeds” on page 17 of the Prospectus states that the Fund would expect to use proceeds within 3 months of receipt. Please confirm that this is still the case given the market volatility related to the COVID pandemic.

The Registrant so confirms.

6.	Please include a hyperlink when incorporating by reference as required by the FAST Act. Please note that this comment applies throughout the Prospectus and Statement of Additional Information.

The Registrant confirms that hyperlinks have been added throughout the Prospectus and Statement of Additional Information as required by the FAST Act.

7.	The Staff notes that the statements under the “Shareholder Activism” section on page 18 of the Prospectus are inconsistent. Please explain why there is disclosure about the Adviser’s assessment of activism opportunities if the Fund will not take activist positions.

The above-referenced section has been revised in the Revised Registration Statement so that the section reads as follows:

In assessing the attractiveness of an investment in a closed-end fund, the Adviser assesses a closed-end fund's susceptibility to dissident or activist activity and analyzes the composition of the fund's shareholder register. The Fund, in seeking to achieve its investment objective, will not take activist positions in the Underlying Funds.

8.	The Staff notes that this Registration Statement does not make any changes to the Fund’s strategy but that several risks, such as those relating to bank loans, have been removed. Please explain the reasons for doing so.

The Registrant confirms that any risks that have been removed from the Prospectus, including those relating to bank loans, were removed because they are no longer considered to be principal risks of the Fund.

9.	The Staff notes that the risk disclosure that is incorporated by reference in the Prospectus is much shorter than the risk disclosure that was included in the Fund’s previous N-2 filing. Please explain to the Staff why the Fund believes that this shorter risk disclosure is appropriate.

The Registrant confirms that the risk disclosures were updated and shortened to reflect more accurately the Fund’s principal risks in a more shareholder-friendly manner. Because Item 8.3 of Form N-2 specifically requires the principal risk factors of a Fund to be described concisely, and the current risk disclosure accurately describes the principal risks associated with an investment in the Fund, the Registrant believes that the risk disclosure satisfies the requirements of Item 8.3 of Form N-2.

10.	Please confirm that cross references to section titles in the Fund’s proxy statement are correct.

As noted above in response to comment 1, the Revised Registration Statement has been updated to reflect that the Fund may not rely on General Instruction A.2 to Form N-2. As such, the cross references to the Fund’s proxy statement are no longer included in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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